Exhibit (b)(5)

SCUDDER EQUITY TRUST

Certificate of Secretary

I, John Millette, do hereby certify that I am the Secretary of Scudder Equity Trust (the “Fund”), and that as such, I am authorized to execute this Certificate on behalf of the Fund and its series, as applicable. I further certify that:

1.

The following is a complete and correct copy of a resolution duly adopted by the duly elected Members of the Board of the Fund at a meeting duly called, convened and held on September 24, 2004, at which a quorum was present and acting throughout, and that such resolution has not been amended and is in full force and effect.

RESOLVED, that the amendment to the By-Laws of the Fund as discussed at this meeting be, and it hereby is, approved with such changes as may be recommended by counsel.

2.	Attached as Exhibit A is a true, complete and correct copy of the amendment to Article VI, Section 4 of the By-Laws of the Fund, as amended, effective as of September 24, 2004.

IN WITNESS WHEREOF, I hereunto set my hand this 29th day of November, 2004.

/s/ John Millette
______________________________
John Millette
Secretary

EXHIBIT A

Article VI, Section 4 of the Fund’s By-Laws shall be amended to read as follows:

Section 4. Chairperson of the Board. The Chairperson of the Board, if there be such an agent, shall preside at all shareholders' meetings and at all meetings of the Board of Trustees at which he/she is present, and shall be ex officio a member of all committees of the Board of Trustees. The Chairperson of the Board shall also call meetings of the Trustees and of any committee thereof when he/she deems it necessary. He/She shall have such other powers and perform such other duties as may be assigned to him/her from time to time by the Board of Trustees.